IMPERIAL CHEMICAL INDUSTRIES PLC
ICI INDIA ANNOUNCES PURCHASE OF JOINT VENTURE INTEREST

ICI India (51% owned by ICI) has today purchased the remaining 49% of Quest International India Limited from Hindustan Lever Limited for a cash consideration of 540 million Rupees (approximately GBP 6.3 million). The transaction was completed pursuant to an option arrangement that was agreed with Hindustan Lever Limited in 2001, when ICI purchased a majority 51% share in Quest International India Limited.

ICI believes the acquisition strengthens ICI’s position in the region and enhances the growth opportunities for Quest, one of the Group’s grow aggressively businesses.

26 May 2006

Contact:
Investor enquiries: John Dawson, VP IR and Communications
Tel: +44 (0) 20 7009 5091

Media enquiries:
ICI — Regina S. Kilfoyle, Director of Corporate Communications
Tel: +44 (0) 20 7009 5410
Brunswick — Mike Smith, Partner
Tel: +44 (0) 20 7404 5959